Exhibit 99.1

3 September 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer has sold Ordinary Shares (the "Share Sale") in order to cover the tax obligations triggered by the vesting of PSUs announced on 20 August 2024. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	18,156 18,942 29,518 16,538 44,936 17,658 12,960 5,012	$3.6230 $3.6877 $3.8676 $3.9774 $4.0466 $3.9629 $3.8684 $3.8451	4,673,355	3.45%

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.6230 $3.6877 $3.8676 $3.9774 $4.0466 $3.9629 $3.8684 $3.8451	18,156 18,942 29,518 16,538 44,936 17,658 12,960 5,012

d)	Aggregated information: • Aggregated volume • Price	163,720 Ordinary Shares 636,791.23
e)	Date of the transaction	20 August 2024 21 August 2024 22 August 2024 23 August 2024 26 August 2024 27 August 2024 28 August 2024 29 August 2024
f)	Place of the transaction	NASDAQ Global Market